

P.O. BOX 738 - MARIETTA, OHIO - 45750

www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 25, 2022

Contact: Katie Bailey

Chief Financial Officer and Treasurer

(740) 376-7138

PEOPLES BANCORP INC. DECLARES
QUARTERLY DIVIDEND

MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) declared a quarterly cash dividend of $0.36 per common share on January 24, 2022, payable on February 22, 2022, to shareholders of record on February 7, 2022.

This dividend represents a payout of approximately $10.2 million, or 36.5% of Peoples' reported fourth quarter 2021 earnings. Based on the closing stock price of Peoples' common shares of $32.47 on January 21, 2022, the quarterly dividend produces an annualized yield of 4.43%.

Peoples Bancorp Inc. is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Peoples Bank has been headquartered in Marietta, Ohio since 1902. Peoples has established a heritage of financial stability, growth and community impact. Peoples had $7.1 billion in total assets as of December 31, 2021, and 135 locations, including 119 full-service bank branches in Ohio, Kentucky, West Virginia, Virginia, Washington D.C., and Maryland. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

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